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Writer's Direct Line:  (614) 628-0801
Writer's E-Mail Address:  ajf@cpmlaw.com


                                                              September 23, 2005


Ms. Tangela Richter
Branch Chief
United States Securities & Exchange Commission
450 5th Street N.W.
Mail Stop 7010
Washington, D.C.  20549


                                Re:     Kahiki Foods, Inc.
                                        Registration Statement on Form SB-2
                                        File No. 333-126268

Dear Ms. Richter:

         This letter is in response to your letter dated September 21, 2005, commenting on the Amended Registration Statement on Form SB-2 of Kahiki Foods, Inc. and the Form 10-QSB of Kahiki Foods, Inc.

         Kahiki Foods, Inc. has today filed an Amended Form 10-QSB for the quarterly period ended June 30, 2005 which responds to the comments in your letter. Additionally, Kahiki Foods, Inc. has today filed Pre-effective Amendment No. 2. to its Form SB-2 which updates certain information contained in that Registration Statement.

         I am enclosing copies of the Form 10-QSB/A and the Registration Statement which have been marked to show changes from the previously filed documents in order to assist the staff in its review.

         We believe that we have now adequately responded to all comments by the staff. Should you have any questions regarding this matter, please contact the undersigned.

                                                Very truly yours,

                                                Carlile Patchen & Murply LLP



                                                Andrew J. Federico